Exhibit 3
The Note

$3,750,000.00	January 3, 2008
          FOR VALUE RECEIVED, the undersigned (“Maker”) promises to pay to the order of Riverland Enterprises, LLC, and Robert Willard & Associates, LLC (collectively, the “Holder”), the aggregate principal amount of $3,750,000.00, with interest at a rate of 8% per annum thereon, pursuant to the terms and conditions set forth in this Note (this “Note”).
          This Note is being executed in connection with and subject to the terms of the Security Agreement dated as of even date herewith (the “Security Agreement”). Capitalized terms used but not defined herein shall have the respective meanings assigned to them in the Security Agreement.
          Payment shall be made in lawful tender of the United States. Prepayment of principal may be made at any time without penalty.
          The entire principal sum of this Note together with all accrued and unpaid interest thereon shall become due and payable as of December 31, 2008 (the “Maturity Date”); provided, however that the entire principal sum of this Note and all accrued and unpaid interest thereon shall mature and immediately become due and payable by Maker upon the occurrence of an Event of Default (as defined in the Security Agreement) with respect to Maker.
          Payment of this Note is secured by the Security Agreement, covering certain Shares (as defined in the Stock Purchase Agreement) of Firepond, Inc. (the “Collateral”). If action is instituted to collect this Note, Maker promises to pay all costs and expenses (including reasonable attorney fees) incurred by the Holder in connection with enforcing Maker’s obligations under this Note
          If the full principal sum of this Note due from Maker is not paid to the Holder on or before the Maturity Date, the Holder’s sole remedy, pursuant to the Security Agreement, shall be to dispose of the Collateral by public or private sale or, alternatively, accept the Collateral in full payment of the Note. Maker shall have no personal liability for amounts due under the Note.
          No delay or failure on the part of the Holder to exercise any of the Holder’s rights hereunder shall be deemed a waiver of such rights or of any other rights of the Holder nor shall any delay, omission or waiver on any one occasion be deemed a bar to or a waiver of such rights or any other right on any future occasion.
          Maker waives presentment for payment, demand, notice of dishonor, protest and notice of protest and all notices of every kind and assent to all extension(s) or postponement(s) of the time of payment or any other indulgences by the Holder.
          This Note shall be construed in accordance with the laws of the State of Texas without giving effect to any otherwise applicable conflict-of-law rules. With respect to any suit,

action, or other proceeding arising from (or relating to) this Note, the parties hereto hereby irrevocably agree to the exclusive personal jurisdiction and venue of the applicable federal and Texas state courts located within Dallas County, Texas.
          The obligation of Maker under this Note may not be transferred without the prior written consent of the Holder, which consent may be withheld in the Holder’s sole and absolute discretion. The Holder may not transfer all or any portion of its interest in this Note without the consent of Maker.
          This Note, the Security Agreement and the Stock Purchase Agreement, attached herewith, constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof and supersede any and all prior agreements relating to the subject matter hereof and thereof.
          IN WITNESS WHEREOF, Maker has caused its duly authorized representative to execute this Note effective as of the date first set forth above.
MAKER:

FP TECH HOLDINGS, LLC

By:	/s/ Audrey Spangenberg
Name:	Audrey Spangenberg
Title:	Manager

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